Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

March 31, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced an update on the Del Toro Silver Mine.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

March 31, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
A. Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	March 31, 2011
NYSE - AG
Frankfurt- FMV

UPDATE ON THE DEL TORO SILVER MINE

First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce an update on the Del Toro Silver Mine.

As previously announced on April 12, 2010 and January 11, 2011, all permitting was received in late 2009 and early 2010 for the construction of a 1,000 tonne per day flotation mill at the Company’s Del Toro Silver Mine. Commencing in late 2010, an extensive development program was launched at the property, consisting of 1,650 metres of ramp and crosscuts. This development program is designed for three purposes; 1) to gain access to each of the three defined ore bodies to upgrade the current NI 43-101 Resources to Reserves, 2) to prepare the ore bodies for mining, and 3) to build multiple underground drilling stations to drill the ore bodies at depth to define additional resources.

Currently, the ramp is now 1,100 metres in length and 186 metres in vertical distance from surface. A crosscut was made at the 7th level (176 metres from surface) where a drill rig was installed in February 2011. Two holes have been completed to date, both of which have intersected the ore bodies as expected.

Considering the work completed to date and the impressive results received, the Company has decided to continue with the following actions to advance this project:

  Continue the underground infill drilling program in order to further define and upgrade resources at depth in the three ore bodies defined in previous exploration programs.
  Continue the development of the main ramp, which has advanced 410 metres since November 2010, for total development (including 700 metres previously completed) of 1,100 metres. The objective is to develop this main ramp an additional 600 metres in the first half of 2011. This ramp will give access to the ore body No. 3 at depth which is expected to become the starting production level.
  Once the current underground drill program has been completed, a newly updated NI 43-101 Technical Report will be commissioned and is anticipated to be released in July or August 2011.
  Continue with the preparation of the underground infrastructure for preparation of underground mining, which is anticipated to commence in the second quarter of 2012. The initial level of production is planned to be 500 tpd to be ramped up to 1,000 tpd by approximately mid-2013.
  Continue negotiations with the Municipality of Chalchihuites to reach an agreement to install a Water Treatment Plant near the town which will allow the Company to limit the use of clean water and will assist the local community by helping to alleviate its waste water management issues.
  Commence construction of the power line and substation, road construction, processing plant, and all related surface installations such as laboratory, offices and warehouses as required for the future operations.

EXPLORATION PROGRAM:

A very aggressive exploration program has been launched at Del Toro with the following objectives:

1.

Underground drilling which is currently underway in the San Juan area to upgrade the current NI 43-101 Resources and potentially add additional resources. Approximately 10 holes will be fan drilled from this underground station.

2.	To complete the construction of an underground crosscut in the Perseverancia area in order to drill from underground to depth to test for the continuation of the Perseverancia chimney.

3.	Later in the year, a Surface Diamond Drilling program is planned to commence at the Cotorras and San Nicolas areas to define whether previously tested surface mineralization extends to depth.

INITIAL CAPITAL COSTS:

Management of the Company has prepared the following initial capital expenditure budget relating to the development of the Del Toro Silver Mine. This budget is preliminary only and is expected to change upon completion of the economic assessment/pre-feasibility study including final metallurgical testing and final plant designs, all of which are expected to be a part of the technical report the Company is expecting to commission following completion of the current underground drilling and development program:

Summary of Initial Capital Costs	Amount (US$ Millions)
Mill Processing Plant & Tailings Area	11.0
Power Line & Substation	7.5
Buildings & Heavy Equipment	4.3
Mine Equipment	6.1
Additional Diamond Drilling and Mine Development	4.1
Water Plant & Piping	1.5
Road Work and Other	2.0
SUB TOTAL	36.5
Contingency (20%)	7.3
TOTAL INITIAL CAPITAL COSTS	43.8

The Company does not require external funding for these initial capital expenditures as the current cash flows are sufficient to fund this project. The Company also now has more than $80 million cash and cash equivalents in its treasury.

PROJECT TIMELINE:

Ground breaking in the area of the planned mill site will commence in April 2011. Foundations are expected to be laid during May and June and construction of the plant facilities is anticipated shortly thereafter.

During this construction phase, the final economic parameters will be determined and released in the form of a NI 43-101 Technical Report. It is anticipated this work will be completed early in the third quarter of 2011 and will be released at that time.

Current plans call for production to commence in the second quarter of 2012 with commercial production being reached in the third quarter of 2012. These estimates are preliminary and until the Pre-Feasibility Study is completed may not be relied upon.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

This news release has been reviewed and approved by Ramon Davila who is a Qualified Person in Mining as defined by NI 43-101.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.